

January 10, 2022

Neil G. Chan
Chief Executive Officer
IGEN Networks Corp.
31772 Casino Drive, Suite C.
Lake Elsinore, CA 92530

> **Re: IGEN Networks Corp.**
> **Registration Statement on Form S-1**
> **Filed January 3, 2022**
> **File No. 333-261967**

Dear Mr. Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services